October 29, 2013

Kevin Woody, Accounting Branch Chief

Peter Mcphun

Jerard Gibson

Duc Dang

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

VIA EDGAR AND FEDERAL EXPRESS

   Re:   Boston Investment and Development Corp.

Amendment No. 3 to Registration Statement on Form S-1

Filed October 10, 2013

File No. 333-189200

Acc-no: 0000721748-13-000677

Dear Mr. Woody, Mr. Mcphun, Mr. Gibson, and Mr. Dang:

This letter is written on behalf of Boston Investment and Development Corp. (the “Company”).

On October 10, 2013, the Company filed Amendment No. 3 to its Registration Statement on Form S-1, (the “Registration Statement” or “S-1”), SEC File No. 333-189200.

However, the attached response letter was omitted from the filing. We apologize for the omission, and are transmitting the Company’s responses to the Staff’s comments in the Staff’s letter dated September 13, 2013.

Please contact Harold Fisher, Chairman of the Company, or Park Lloyd, counsel to the Company, at (801) 415-3000, if you have any additional questions or wish to discuss any matters with respect to this letter or Amendment No. 3.

Very truly yours,

Boston Investment and Development Corp.

By: /s/ Harold Fisher

Name: Harold Fisher

Title: Chairman

October 10, 2013

Kevin Woody, Accounting Branch Chief

Peter Mcphun

Jerard Gibson

Duc Dang

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

VIA EDGAR AND FEDERAL EXPRESS

Re:       Boston Investment and Development Corp.

Amendment No. 2 to Registration Statement on Form S-1

Filed August 21, 2013

File No. 333-189200

Dear Mr. Woody, Mr. Mcphun, Mr. Gibson, and Mr. Dang:

This letter is written on behalf of Boston Investment and Development Corp. (the “Company”), and responds to the letter of the Commission staff (the “Staff”) dated September 13, 2013 (the “Comment Letter”), with regard to the above-referenced Amendment No. 2 to the Registration Statement on Form S-1 (the “Registration Statement” or “S-1”), SEC File No. 333-189200, and contains the Company’s responses to the Staff’s comments.

The Company has filed today an amendment to the Registration Statement (“Amendment No. 3”) to respond to the Staff’s comments and to provide additional information. A paper copy of Amendment No. 3, redlined to show changes to the original Registration Statement, has also been provided for your convenience.

For your convenience, the Company has reproduced the comments from the Staff in the order provided followed by the Company’s corresponding response. All references in the Company’s responses to pages and captioned sections in the Registration Statement are to Amendment No. 3. Capitalized terms used in this letter and not otherwise defined herein have the meanings ascribed to them in Amendment No. 3.

General

1.	We note your analysis in response to comment 1 in our letter dated July 5, 2013. Please revise your cover page and plan of distribution to clearly state that selling security holders will sell the common stock at a fixed price of $1.00 per share until your securities are quoted on the OTC Bulletin Board or OTC Market Group and thereafter at prevailing market prices or privately negotiated prices.

Response to Comment No. 1

The Company has revised the cover page to include the following language:

“The Selling Stockholders will offer their shares at $1.00 per share until our securities are quoted on the OTC Bulletin Board or the OTC Market Group, and thereafter at prevailing market prices or privately negotiated prices.”

Additionally, the Company has included the following language in the Plan of Distribution section:

“Once the registration statement of which this Prospectus is part becomes effective, the Selling Stockholders and any of their pledges, donees, assignees and other successors-in-interest may, from time to time, sell any or all of their Shares or offer their Shares at $1.00 per share until our securities are quoted on the OTC Bulletin Board or the OTC Markets Group, and thereafter at prevailing market prices or privately negotiated prices.”

2.	Please revise to specifically identify Mr. Trabelsi as your sole promoter, consistent with your response to comment 19 in our letter dated July 5, 2013.

Response to Comment No. 2

The Company has revised the registration statement to indicate that Mr. Trabelsi is the sole promoter of the Company. Disclosures were revised in the Summary of the Prospectus, the Description of Business section, and the Certain Relationships and Related Transactions section, as well as in Item 15, Recent Sales of Unregistered Securities.

3.	We note your response to our comment letter. Please note that in discussing the definition of a “blank check” company in the adopting release, the Commission stated that it would “scrutinize . . . offerings for attempts to create the appearance that the registrant . . . has a specific business plan, in an effort to avoid the application of Rule 419.” See Securities Act Release No. 33-6932.

As such, please include a statement in your prospectus summary to make clear that the company has no present plans to be acquired or to merge with another company nor does the company, nor any of its shareholders, have plans to enter into a change of control or similar transaction.

Response to Comment No. 3

The Company has revised the Prospectus Summary and the Description of the Business sections to include the following disclosures:

“As of the date of this Prospectus, the Company had no present plans to be acquired or to merge with another company. Additionally, to the knowledge of the Company’s management, none of the Company’s shareholders have plans to enter into a change of control transaction or any similar transaction. Management does not believe that the Company is a “blank-check” company, because the Company has a business plan (described above and in more detail throughout this Prospectus), and significant assets (consisting of land described more fully throughout this Prospectus).”

Selling Shareholders, page 13

4.	We note your response to comment 10. Please tell us if you requested the selling shareholders to affirm that they have no affiliations with any broker/dealers.

Response to Comment No. 4

In connection with the private placement of the securities to the Selling Stockholders, the Company received representations from each of the Selling Stockholders that he or she was not required to be registered as a broker-dealer, and that he or she was not a broker-dealer, although the Company did not request that any Selling Stockholder affirm that he or she had no affiliation with any broker/dealer.

The Company has revised the Selling Stockholders section to include a statement that each of the Selling Stockholders represented to the Company that he or she was not required to be registered as a broker-dealer, and that he or she was not a broker-dealer. Additionally, the Company included the following language:

“To the knowledge of the management of the Company, none of the Selling Stockholders had any affiliation with any broker/dealers, although the Company’s management did not specifically request that any Selling Stockholder affirm that it had no such affiliation, other than requesting and receiving the second representation listed above.”

Description of Property, page 21

5.	Please tell us if your property has any relationship to the Green Pines Townhomes.

Response to Comment No. 5

By way of explanation, the Company’s parcel of property is located in the Green Pines Townhomes subdivision in Taunton, Massachusetts. To the best knowledge of the Company, the Green Pines Townhomes Trust is the management association/homeowners association for the subdivision. As such, the multi-family dwelling properties that will be built and developed by the Company in its development will be part of the Green Pines Townhomes subdivision.

Financing Strategy, page 22

6.	We note your responses to comments 14 and 15. Please revise to clarify your basis for the estimates disclosed in this section.

Response to Comment No. 6

The Company’s estimates which were added in response to the prior comments 14 and 15 were based in management’s historical prior experience in construction in the Massachusetts area on projects of this size. Management did not commission any surveys or construction valuations, and instead made projections based on their personal knowledge and experience. The Company has revised its disclosures to indicate that the figures provided are estimates, and that the estimates are based on management’s prior history and experience in construction in Massachusetts, and there can be no guarantee that the Company will be able to construct any of the units for the costs and amounts indicated.

Management’s Discussion and Analysis or Plan of Operation, page 23

Plan of Operation, page 25

7.	We note your revisions in response to comments 14 and 16. Revise to discuss with greater specificity expected sources of funding and the likely alternatives for satisfying your capital needs, in light of your negative cash flows and your discussion in the risk factors section of the relative unavailability of third-party financing for multi-family dwelling purchase.

Response to Comment No. 7

The Company has revised its disclosures to disclose the potential additional sources of funding, as well as the risks to the Company should such funding be unavailable. The Company has also revised its disclosures relating to the sales of the completed units to reference the risk from possible unavailability of third-party financing for the purchasers of these units.

Directors, Executive Officers

Background of Directors, Executive Officers, page 26

8.	Please discuss Mr. Trabelsi’s experience on these projects within the last 5 years in more detail. For instance, revise to specifically identify his role and title on the projects outlined in this section.

Response to Comment No. 8

The Company has revised the disclosures relating to Mr. Trabelsi’s experience to disclose his roles as including architectural design, manufacturer and builder, as well as project manager on the projects listed.

9.	Please also revise to better explain the breadth of Ms. Ilooz’s “real estate transactions”. For instance, please clarify whether she served only as a real estate sales person in connection with residential home sales.

Response to Comment No. 8

The Company has revised the disclosures relating to Ms. Ilooz’s background to clarify that her principal involvement was as a real estate agent, with some additional experience in real estate and project management, as well as real estate investment. The Company clarified her ongoing role with the Company as the projects commence and continue.

* * * * *

The Company understands that the Staff may have additional comments after receiving Amendment No. 3 and this letter. The Company also acknowledges that requests for acceleration of the effective date of the Registration Statement must be submitted at least two business days in advance of the requested effective date and must include the following acknowledgement (from the Company, and not through counsel):

-	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
-	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
-	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Harold Fisher, Chairman of the Company, or Park Lloyd, counsel to the Company, at (801) 415-3000, if you have any additional questions or wish to discuss any matters with respect to this letter or Amendment No. 3.

Very truly yours,

Boston Investment and Development Corp.

By: /s/ Harold Fisher

Name: Harold Fisher

Title: Chairman